FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2006

WAVECOM S.A.

3, esplanade du Foncet

F-92442 Issy-Les-Moulineaux Cedex, France

Tel:  00 33 1 46 29 08 00

 (Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F   X  Form 40-F   ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes   ___ No   X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.]

MEDIA RELEASE

Wavecom Announces Second Quarter 2006 Financial Results

Strong sequential revenue growth: + 24% organic, +77% including acquisition

Integration of acquired business ahead of plan

Issy-les-Moulineaux, France – July 27, 2006 – Wavecom SA (NASDAQ: WVCM; Euronext Eurolist compartment B: AVM; ISIN: FR0000073066), a leader in pre-packaged wireless communications solutions for automotive, industrial (machine-to-machine) and mobile professional applications, today announced financial results for its second quarter ending June 30, 2006.

Ron Black, chief executive officer, commented, "We are extremely pleased to report Wavecom’s strong performance for the second quarter of 2006, with significant organic growth in our core automotive and industrial activity on both a quarter-on-quarter and year-on-year basis.  Additionally, integration of the acquired Sony Ericsson M2M business is ahead of plan.  The combination of our organic growth and the smooth integration of a substantial acquisition are proof points that demonstrate our ability to deliver on our previously-stated priorities, including, profitabilty, market-leading growth and superior customer service.”

For comparative purposes, we believe it is important to review this quarter’s results showing the effect of the acquired activity and reflecting the impact of certain expenses related to stock-based compensation and certain recognized intangible assets as indicated in the charts below.

In millions of euros Under US GAAP	Historical Wavecom	Historical Wavecom	Historical Wavecom	Acquired Activity*	Consolidated results
	Q2 2005	Q1 2006	Q2 2006	Q2 2006	Q2 2006
Revenues	31.2	28.2	35.1	14.8	49.9
Gross profit	14.8	15.0	17.3	3.1	20.4
Operating expenses	12.7	14.4	14.3	5.5	19.8
Operating income (loss)	2.1	0.6	3.0	(2.3)	0.7
Net income (loss)	4.3	0.2	2.6	(2.4)	0.2
Additional information
Operating income (loss)	2.1	0.6	3.0	(2.3)	0.7
Stock option-related expenses	--	(0.3)	(0.4)	--	(0.4)
Amortization expense related to acquisition	--	--	--	(2.2)	(2.2)
Operating income before stock-option compensation and amortization expense related to acquisition	2.1	0.9	3.4	(0.1)	3.3

*Note:  The acquired activity (Sony Ericsson M2M business) represents two months of results, May and June for Q2 2006 and reflects the impact of amortizing certain recognized intangible assets.

Second Quarter 2006 Highlights:

All figures are unaudited and reported in accordance with U.S. generally accepted accounting principles (U.S. GAAP), unless otherwise noted.  Condensed and consolidated financial tables are provided at the end of this release.  Wavecom consolidated financials for the second quarter 2006 include two months of results associated with the acquisition of certain assets of Sony Ericsson’s M2M business unit which closed on April 26, 2006.  Financials for future quarters will be reported on a consolidated basis only and will not break out the acquired business.

Revenues:  Second quarter 2006 revenues were €49.9 million, which was an increase of 77% from the first quarter 2006, or 24% organically, excluding the acquired business.  On a year-to-year basis, revenues increased 60%, or 12% organically.  Performance year-on-year was even better in the core industrial and automotive business (i.e. excluding handsets), where revenues grew 87%, or 32% organically.  The significant organic growth was largely the result of new customer programs ramping in the Americas and Asia Pacific and robust add-on orders from existing customers in the EMEA region.

The breakdown of revenues by region was as follows:  EMEA (Europe, Middle-east and Africa) 55%; APAC (Asia-Pacific) 20%; and Americas 25%. The customer portfolio remained balanced, with the top ten customers, three of which have come with our acquisition, representing 49% of revenues as compared to 64% in the previous quarter.

Backlog:  Our 12-month backlog, on June 30, 2006 stood at €51.6 million, 32% of which comes from the acquired business.  The backlog from the historical Wavecom business at June 30, 2006 was €35.2 million, compared to €38.3 million at the end of the previous quarter. This reduction was totally associated with our handset business, for which we have no recognized backlog this quarter.  As such, the core industrial and automotive business backlog was flat sequentially.

Gross Margin:  Gross margin for the consolidated business was 40.9% of revenues.  As previously indicated, the gross margin from the acquired activity, at 20.9% of sales, was significantly lower than the historical Wavecom business at 49.3% of sales.  The gross margin for the historical business declined from 53.2% of sales in the previous quarter mainly due to a significant intellectual property accounting adjustment made in the first quarter of 2006.

Operating Expenses:  Total operating expenses for the second quarter 2006 were €19.8 million, of which the acquired activity represented €5.5 million, or 28%.  For the historical Wavecom business, operating expenses increased sequentially in R&D, mainly due to network certification of our products, and in sales and marketing.  These increases were off-set by a sequential decrease in G&A mainly due to the fact that there was no longer a bad debt reserve in the second quarter 2006 as compared to the previous quarter.

As indicated in the table above, during the second quarter 2006 there were a number of accounting charges related to stock option expenses and our recent acquisition that adversely impacted our operating result. In accordance with SFAS 141, certain intangible assets and in-process technology are being identified within the former Sony Ericsson M2M activity.  A complete identification should be finalized during the second half of 2006.  At the current time, in-process technology has been estimated at €1.4 million which was expensed in the second quarter 2006, and the acquired intangible assets have been estimated at € 13.7 million, and will be depreciated over a period of 1 to 4 years, resulting in a depreciation charge of €0.8 million for the second quarter of 2006.

Profit/(loss):  Operating income for the second quarter was €0.7 million.  The historical Wavecom business contributed €3.0 million compared to €0.6 million in the first quarter 2006.  The acquired activity contributed a loss of €2.3 million, including the previously-mentioned expenses related to the acquisition for the second quarter of 2006.

Net income for the second quarter 2006 was €0.2 million.  Wavecom recorded a net foreign exchange loss of approximately €0.6 million for the second quarter 2006, compared to a €0.7 million loss in the previous quarter.

As indicated in the above table, on a non-GAAP basis, which excludes stock option expenses and expenses related to our acquisition, the operating income was a solid €3.3 million, with the historical Wavecom business generating €3.4 million and the acquired activity having a slight loss of €0.1 million.

Balance sheet: Wavecom’s cash position was €37.2 million at June 30, 2006, decreasing from €59.0 million on March 31, 2006.  This reduction was the result of the €25 million cash payment related to the acquisition of certain assets of the Sony Ericsson M2M business unit.

Inventories as of June 30, 2006, including €1.4 million of finished products from the acquired activity, stood at €6.7, essentially flat from the previous quarter but declining for the historical business from the previous quarter.

Business news:

•

Wavecom announced acquisition of NexGen Software S.A. :  This acquisition brings to us an internally-developed TCP/IP (internet) suite of protocol stacks and internet software expertise along with a worldwide customer base of over 100.  It represents a strategic acquisition for Wavecom.   With it, we eliminate our reliance on external, third-party, TCP/IP vendors and further strengthen our already extensive software expertise.

.

•

Wavecom announced design win with Peiker Acoustic:  Peiker Acoustic is a tier one supplier to leading German car manufacturers.  In a new design win, Peiker will use Wavecom technology to equip hands-free embedded phones in German luxury models.

•

Wavecom announced a line extension of it most popular wireless CPU (Central Processing Unit): This line extension includes four versions -- Q24 Classic, Q24 Plus, Q24 Extended and Q24 Auto; targeting a variety of wireless devices.  By being hardware and software compatible with our existing Q24 family, this new series allows for the seamless upgrade of customer products and devices, thus saving on new design or re-design costs.

Further commenting on the state of the business, Ron Black, Wavecom CEO added, “I am extremely proud of the work our combined team has done to smoothly integrate the new business, further positioning us as a leader in automotive and industrial wireless solutions.  Our strong results for the second quarter make us optimistic about the second half of 2006, although we remain cautious that the traditional summer slowdown may temper sales somewhat despite our strong backlog.”

Conference Call:

Today at 3:00 p.m. Paris time, Wavecom management will host a conference call in English reserved for financial professionals commenting on its second quarter 2006.  A meeting of financial professionals will be held at 8:30 a.m. in Paris tomorrow, July 28.  To access this call, please use the following numbers:  +33 (0)1 55 17 41 49 in France, +44 (0)20 7138 0816 in the U.K. and +1 718 354 1171 in the U.S.  Visit the Wavecom corporate website: www.wavecom.com investors section to listen to the conference call commentary webcast (in English).

Wavecom will announce its Q3 2006 results on October 26 at 7:00 a.m. Paris time.

About Wavecom

Wavecom is a worldwide leader in embedded industrial wireless communication solutions for automotive, machine-to-machine and mobile professional applications. Wavecom's solutions include the Open AT® software platform encompassing the Wavecom Open AT® Operating System, a wide range of Plug-Ins, the Open AT® Integrated Development Environment (IDE) along with a market-leading range of Wireless CPUs (Central Processing Units), and an expanding portfolio of services. These complete embedded solutions enable makers of all types of machines to development of a new breed of intelligent wireless applications, without the need of external processors and other ASICs (Application Specific Integrated Circuits) and components.

Founded in 1993 and headquartered in Paris, Wavecom has subsidiaries in Hong Kong (PRC), Research Triangle Park, NC (USA), San Diego, CA (USA), Farnbourough (UK) and  Darmstadt (Germany). Wavecom is publicly traded on Euronext Paris (Eurolist) in France and on the NASDAQ (WVCM) exchange in the U.S.

For further information please contact:

Lisa Ann Sanders

John D. Lovallo

Director, Communications and

Lovallo Communications Group, LLC Investor Relations

Tel:  + 1 203-431-0587

Tel. +33 1 46 29 41 81

Johnlovalloirpr@sbcglobal.net

lisaann.sanders@wavecom.com

This press release contains forward-looking statements that relate to the company's future business performance, operating expenses and financial results and objectives.  Such forward-looking statements are based on the current expectations and assumptions of the company’s management only and involve risk and uncertainties.  Potential risks and uncertainties include, without limitation, whether the company will be commercially successful  in implementing its strategic reorientation, whether there will be continued growth in the vertical markets and demand for the company’s products, an unanticipated decrease in orders from one of the company’s principal customers or customer cancellation or scale-down of a major project, the company’s reliance on a single contract manufacturer in China for all production requirements, dependence on third parties, changes in foreign currency exchange rates, new products or technological developments introduced by competitors, customer and supplier concerns regarding the company’s overall financial position, and risks associated with managing growth.  Unfavorable developments in connection with these and other risks and uncertainties described in the Company's reports on file with the Securities and Exchange Commission could cause the company to not achieve the anticipated or targeted performance or results.  As a consequence, the Company’s actual performance and results may be materially different from those expressed by the forward-looking statements above.

-- Financial Table Follow –

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except for share and per share data)

Prepared in accordance with U.S. generally accepted accounting principles.

	Three months ended
	June 30,	March 31,	June 30,
	2005	2006	2006

	Euro	Euro	Euro
Revenues :
Product sales …………………………………………………	30 306	27 462	49 187
Services revenue……………………………..………………..	420	270	216
Licensing revenue…………………………...………………..	484	484	484
	31 210	28 216	49 887
Cost of revenues :
Cost of goods sold…………………………………………	16 050	13 066	28 762
Cost of services …………..…………….…………………	334	176	697
	16 384	13 242	29 459
Gross profit ……………………………………………………	14 826	14 974	20 428
Operating expenses :
Research and development …………………………………..	6 034	5 901	7 901
Sales and marketing ………………………………………….	2 910	2 886	3 848
General and administrative…………………………………..	4 513	5 568	5 847
Acquired in process technology………………………..……	-	-	1 400
Amortization of acquired intangible assets…………………..	-	-	775
Restructuring costs……...…………………………………..	(711)	-	-
Total operating expenses …………………………………..	12 746	14 355	19 771
Operating income …….…………..…... ………………………	2 080	619	657
Interest income and other financial income, net………………..	235	321	176
Foreign exchange gain (loss), net.…...………………………….	1 981	(682)	(647)
Total other income (loss) .…..……….…….………………	2 216	(361)	(471)
Gain before income taxes ………..………....……….…………	4 296	258	186
Income tax expense ………... ………..………………………..	21	54	19
Net income ……..……………..………………………………	4 275	204	167
Basic net income per share…….. …………...…………………	0.28	0.01	0.01
Diluted net income per share………....……..…………………	0.28	0.01	0.01
Number of shares used for computing :
- basic ………………………………. …………..……………	15 349 945	15 375 468	15 384 077
- diluted ..……………………………….………..……………	15 491 724	15 782 195	15 790 902

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED OPERATING INCOME
(in thousands, except for share and per share data)

Prepared in accordance with U.S. generally accepted accounting principles.

	Three months ended
	March 31, 2006	June 30, 2006
		Historical Wavecom	Acquired Activity	Consolidated results

	Euro	Euro	Euro	Euro
Revenues :
Product sales …………………………………………………	27 462	34 413	14 774	49 187
Services revenue……………………………..………………..	270	210	6	216
Licensing revenue…………………………...………………..	484	484	-	484
	28 216	35 107	14 780	49 887
Cost of revenues :
Cost of goods sold…………………………………………	13 066	17 124	11 638	28 762
Cost of services …………..…………….…………………	176	697	-	697
	13 242	17 821	11 638	29 459
Gross profit ……………………………………………………	14 974	17 286	3 142	20 428
Operating expenses :
Research and development …………………………………..	5 901	6 352	1 549	7 901
Sales and marketing ………………………………………….	2 886	3 074	774	3 848
General and administrative…………………………………..	5 568	4 862	985	5 847
Acquired in process technology………………………..……	-	-	1 400	1 400
Amortization of acquired intangible assets…………………..	-	-	775	775
Total operating expenses …………………………………..	14 355	14 288	5 483	19 771
Operating income (loss) …….…………..…... ………………………	619	2 998	(2 341)	657

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except for share and per share data)

Prepared in accordance with U.S. generally accepted accounting principles.

	Six months ended June 30,
	2005	2006
	Euro	Euro
Revenues :
Product sales …………………………………………………	65 174	76 648
Services revenue……………………………..………………..	530	486
Licensing revenue………………………….. ………………..	484	969
	66 188	78 103
Cost of revenues :
Cost of goods sold…………………………………………	37 087	41 828
Cost of services …………...…………….…………………	394	873
	37 481	42 701
Gross profit ……………………………………………………	28 707	35 402
Operating expenses :
Research and development …………………………………..	11 903	13 803
Sales and marketing ………………………………………….	5 958	6 734
General and administrative…………………………………..	9 027	11 414
Acquired in process technology………………………..……	-	1 400
Amortization of acquired intangible assets…………………..	-	775
Restructuring costs……...…………………………………..	1 375	-
Total operating expenses …………………………………..	28 263	34 126
Operating income ……..…………..…... ………………………	444	1 276
Interest income and other financial income, net………………..	489	496
Foreign exchange gain (loss), net……..…...…………..……….	3 428	(1 329)
Total financial income (loss) ……..……….…….………………	3 917	(833)
Gain before minority interests and income taxes……..………	4 361	443
Minority interests ………...…………………………………..	-	-
Gain before income taxes ……….………....……….…………	4 361	443
Income tax expense ………...………..………………………..	399	72
Net income ……..……………..………………………………	3 962	371
Basic net income per share ……...……………...…………………	0.26	0.02
Diluted net income per share…….……………..…………………	0.26	0.02
Number of shares used for computing :
- basic ………………………………. …………..……………	15 349 945	15 379 790
- diluted ..……………………………….………..……………	15 446 100	15 781 745

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except for share and per share data)

Prepared in accordance with U.S. generally accepted accounting principles.

	At December 31,	At June 30,
	2005	2006
	Euro	Euro
ASSETS

Current assets :
Cash and cash equivalents……………………………………………………………..	60 663	37 206
Accounts receivable, net………………..…………………………..…………………	24 271	36 513
Inventory, net…………………………...…………………………...………………..	6 448	6 701
Value added tax recoverable ……….…………………………………………………..	842	452
Prepaid expenses and other current assets …………………………………………….	2 741	3 168
Total current assets ………………………………………………………………….	94 965	84 040
Other assets :
Long-term investments ………………………………………………………………	3 585	3 581
Other assets ……………………………………………………………………………	4 146	3 512
Research tax credit….. ………………………………………………...……………….	1 529	1 612
Deferred tax assets……………………………………………………………………..	9 617	9 617
Intangible and tangible assets, net …………………...…………………………………	6 236	7 199
Acquired intangible assets, net ……………………...…………………………………	-	13 020
Goodwill……………………………………………………………………………….	-	10 828
Total assets ………………………………………………………………………….	120 078	133 409

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities :
Accounts payable………………………………………………………………………	24 314	31 124
Accrued compensation ………………………………………………………………..	6 732	6 694
Current portion of other accrued expenses ……………………………..……………..	3 831	8 303
Current portion of capitalized lease obligations ……………………………………….	303	264
Deferred revenue and advances received from customers ……………………………..	2 564	1 671
Other liabilities ………………………………………………………………………..	225	8 075
Total current liabilities ………………………………………………………………	37 969	56 131

Long-term liabilities :
Long-term portion of other accrued expenses ……………………………..……………..	16 775	10 502
Long-term portion of capitalized lease obligations ………………………………………	94	182
Other long-term liabilities………………………………………………………………..	1 100	943
Total long-term liabilities ……………………………………………………………	17 969	11 627

Shareholders' equity :
Shares, euro 1 nominal value, 15,541,422 shares authorized, issued and outstanding at
June 30, 2006 (15,531,813 at December 31, 2005) …….……………………….	15 532	15 541
Additional paid-in capital ……………………………………………………………….	137 180	137 232
Treasury stock at cost (156,345 shares at June 30, 2006 and December 31, 2005)……	(1 312)	(1 312)
Retained deficit ………………...………………………………………………………	(84 650)	(84 279)
Accumulated other comprehensive loss……. …...……………...…….…………………	(2 610)	(1 531)
Total shareholders' equity ……….………………………………………………….	64 140	65 651
Total liabilities and shareholders' equity ……….……………………………………	120 078	133 409

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

Prepared in accordance with U.S. generally accepted accounting principles.

	Six months ended June 30,
	2005	2006

	Euro	Euro
Cash flows from operating activities :
Net income ……..………….. …... ………...………….………………………	4 275	372
Adjustments to reconcile net income to net cash provided from operating activities:
Amortization and impairment of tangible assets ……...….…………………	3 935	2 754
Share-based compensation……………………………………………………	-	663
Loss on sales and retirement of tangible assets …….………..…………...…	1 117	6
Net increase (decrease) in cash from working capital items…………….…..	(10 807)	345
Net cash provided (used) by operating activities ……………………..	(1 480)	4 140
Cash flows from investing activities :
Disposal of long term investments…..…………………….…………..…	5 421	4
Purchases of intangible and tangible assets …………...……………….…	(839)	(2 929)
Acquisition of certain assets, net of cash acquired………………………..	-	(24 628)
Proceeds from sale of intangible and tangible assets ..……………………	753	155
Net cash provided (used) by investing activities ……………..…….…	5 335	(27 398)
Cash flows from financing activities :
Principal payments on capital lease obligations ………...………………….	(260)	(184)
Proceeds from exercise of stock options and founders' warrants…………….	-	62
Net cash used in financing activities ………………..………………….	(260)	(122)
Effect of exchange rate changes on cash and cash equivalents …...……………	490	(77)
Net increase (decrease) in cash and cash equivalents …….……………………	4 085	(23 457)
Cash and cash equivalents, beginning of period ………...…………………….	53 318	60 663
Cash and cash equivalents, end of period …………….………………………..	57 403	37 206

WAVECOM S.A.

NET INCOME COMPARISON BEFORE AND AFTER STOCK-BASED COMPENSATION
(in thousands, except share information)

	Three months ended
	June 30,	March 31,	June 30,
	2005	2006	2006
	(In thousands, except per share data)

	Euro	Euro	Euro

Net income	4 275	204	167

Net income per share
Basic	0.28	0.01	0.01
Diluted	0.28	0.01	0.01

Number of shares used for computing :
Basic	15 349 945	15 375 468	15 384 077
Diluted	15 491 724	15 782 195	15 790 902

Stock-based compensation
Research and development		30	39
Sales and marketing		63	81
General and administrative		171	279
Stock-based compensation total	-	264	399

Net income before stock-based compensation	4 275	468	566

Net income before stock-based
compensation per share
Basic	0.28	0.03	0.04
Diluted	0.28	0.03	0.04

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WAVECOM S.A.

Date:  July 28, 2006

By:     /s/  Chantal Bourgeat

            ___________________________

        Chantal Bourgeat

        Chief Financial Officer